Wayne Rehberger

Senior Vice President & Chief Financial Officer

October 17, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: W. John Cash, Accounting Branch Chief, Office of Manufacturing and Construction

Re:Engility Holdings, Inc. (the “Company” or “Engility”)

Form 10-K for the Fiscal Year Ended December 31, 2016, Filed March 9, 2017

File No. 1-35487

Dear Mr. Cash:

We hereby submit the following responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed in a letter to the Company dated September 26, 2017 in connection with the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Form 10-K”).  These responses are intended to supplement and further clarify the information contained in our September 7, 2017 response to the Staff (the “Initial Response”).  For your convenience, we have reproduced the Staff’s comments in bold preceding our responses.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 8. Consolidated Financial Statements

5. Goodwill and Identifiable Intangible Assets, page 57

1.	We note your responses to prior comments one and two. Please address the following:
●	Provide us a summary of your reporting units and the amounts of goodwill allocated to each reporting unit before and after the 2016 Realignment;
●	Identify the reporting unit that included IRG before and after the 2016 Realignment and explain how you determined the amount of goodwill allocated to IRG prior to its sale; and
●	Explain to us if and, to the extent applicable, how the 2017 Realignment impacted your reporting units and goodwill allocations.

Response:

Reporting Unit Summaries

The amount of goodwill allocated to each of our reporting units before and after the strategic realignment of the Company that was completed on October 26, 2016 (the “2016 Realignment”) is shown in the following table:

	Before	After
	Realignment	Realignment
Army	$156,150	$-
Navy and Air Force	86,093	-
Department of Defense (“DoD”)	-	242,243
International	37,566	-
Federal Civilian	164,740	202,306
Space Systems	288,594	288,594
Intelligence Solutions	260,129	260,129
Products	99,906	99,906
	$1,093,178	$1,093,178

IRG Goodwill

Prior to the 2016 Realignment, IRG was included in the Company’s International reporting unit.  As noted in our Initial Response, one of the effects of the 2016 Realignment was the combination of Engility’s two reporting units serving the Federal Civilian and International customers to form the Federal Civilian Group.  IRG was therefore included in the Federal Civilian reporting unit after the 2016 Realignment, along with the other contracts related to the Company’s International reporting unit.

In December 2016, IRG met the criteria for classification as held-for-sale and, at that time, goodwill was allocated from the Federal Civilian reporting unit to IRG using a relative fair value allocation approach in accordance with ASC 350-20-35-45. As a result, $13 million of goodwill was allocated to IRG.

2017 Realignment

As noted in our Initial Response, in the third quarter of 2017, Engility underwent a further organizational realignment (the “2017 Realignment”) resulting in the combination of the Products and Department of Defense (“DoD”) reporting units into a new Defense Group reporting unit.  Since the new Defense Group represents the combination, in full, of the Products and DoD reporting units, a fair value allocation of prior goodwill balances in accordance with ASC 350-20-35-45 was not necessary.  Instead, the goodwill of the Defense Group reporting unit is the combined balance of the prior reporting units.

The 2017 Realignment also resulted in the transfer by the Company of the operations of its Federal Civilian Group to its remaining reporting units.  Consequently, effective as of August 3, 2017, the goodwill of the Federal Civilian Group reporting unit was allocated using a relative fair value allocation approach, consistent with our 2016 reallocations of goodwill.

In accordance with ASC 350-20-35-3C, the Company is evaluating whether there were any potential goodwill impairments due to the 2017 Realignment.  These evaluations will be completed prior to the filing of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017.

2.

We note your response to prior comment two. Please tell us whether your 3 Senior Vice Presidents and Group Leaders report directly to the CODM and explain their responsibilities. Please tell us how each Senior Vice President assesses the performance of their business group as part of their responsibility for the growth of their respective portfolios, project management, and project profitability. Please elaborate on your budget process, including the methodology you use, your approval process, and your process for monitoring and addressing variances. Please also more fully explain to us how you determine compensation for your CODM and Senior Vice Presidents. Additionally, please tell us whether your management reports contain individual operating results for your 3 business groups.

Response:

Role of Senior Vice Presidents

The Senior Vice Presidents (the “SVPs”) of each of the Company’s three remaining Groups report directly to the chief operating decision maker (“CODM”).  As noted in the Initial Response, the SVPs are focused on developing the pipeline of opportunities to expand and grow their respective portfolio of programs through new and adjacent markets, ensuring program performance, and maintaining high customer satisfaction.  The SVPs are responsible for top line revenue growth of their respective Groups, managing direct labor and optimizing accounts

receivables.   The SVPs also manage certain overhead costs that directly relate to the function of their respective Groups, such as indirect labor, travel, and utilization rates related to their respective staff.  The Company manages all other overhead costs at a corporate level, including costs related to employee benefits, facilities, business development and corporate administration.   Group overhead costs represent less than 10% of the consolidated Company’s overhead costs and therefore have minimal impact on the total overhead cost structure.

Annual Budget Process

The Company’s annual budget process begins with a review of the overall company strategic objectives and potential new market investments that the Company will pursue as approved by Ms. Lynn Dugle, the Company’s Chief Executive Officer (“CEO”) and CODM.  As part of this process, Ms. Dugle communicates to her leadership team her high-level expectations for consolidated revenue and profitability.  The Group SVPs prepare forecasts for their respective Group’s revenue and direct labor, along with those overhead costs that directly relate to the function of their Group. As stated previously, the Group SVPs do not have management responsibility or oversight for 90% of consolidated overhead costs, which are budgeted and managed by corporate functional leaders with support of the Company’s finance organization and CODM.

Once complete, the Group forecasts are presented to Ms. Dugle and other members of her senior leadership team for review, including the Company’s Chief Financial Officer (“CFO”).  The CFO is responsible for monitoring the development of the consolidated Annual Operating Plan (“AOP”) by ensuring whether the Group forecasts together with the projected corporate overhead costs are likely to achieve the Company’s consolidated operating income target.  To the extent that the consolidated projected revenues are insufficient to meet the Company’s targets, the CEO will determine the appropriate consolidated level of expense reductions that will help achieve the Company’s targets while also not inhibiting the Company from achieving future revenue growth.  The CFO will direct the Group SVPs and the Company’s functional leaders to reduce their projected expenses accordingly based on the overall consolidated reductions deemed necessary by the CEO. At the conclusion of this process, the Company generates the consolidated AOP, which is presented to the Company’s Board of Directors for review and approval.

CODM/SVP Compensation

Engility has a Compensation Committee (the “Committee”) composed of members of the Board of Directors, which oversees the Company’s executive compensation process with the objective of providing competitive total compensation for the Company’s CODM and other Section 16 executive officers (“Section 16 Officers”).  The Committee also reviews and approves the incentive compensation plans for other members of the Company’s key senior leadership, including the Group SVPs.  As discussed in further detail in the Company’s annual meeting proxy statement filed on April 12, 2017 (the “2017 Proxy Statement”), the Company’s two primary incentive compensation plans are a cash-based annual incentive compensation plan (“AICP”) and an equity-based long term incentive plan (“LTIP”).  For both the Section 16

Officers and Group SVPs, LTIP represents the majority of their incentive based compensation.  The number of Company shares ultimately delivered to LTIP participants is based entirely on the achievement of enterprise-wide Company objectives.  For fiscal year (FY) 2016, the metrics were consolidated revenue for FY2018 and operating cash flow for the three years ended December 31, 2018.

The Company’s AICP for FY2016 was based on the Company’s performance against FY2016 consolidated revenue and adjusted earnings before interest, taxes, depreciation and amortization (“AEBITDA”).  For the Company’s Section 16 Officers (other than the CEO) and Group SVPs, these payouts were subject to further adjustment based on a subjective assessment of personal performance by the Company’s CEO, which was then reviewed (in the case of the Section 16 Officers and Group SVPs) and approved (in case of just the Section 16 officers) by the Committee.  The CEO’s AICP payout was separately evaluated based on a subjective assessment of personal performance coordinated by the Company’s Board of Directors, as described in further detail in the 2017 Proxy Statement.

CODM Reports

Ms. Dugle, as the Company’s CODM, reviews the consolidated results of the Company multiple times per year through monthly operational reviews and dashboard reviews.  These reviews include at a consolidated level: actual revenue, direct labor, bookings, indirect expenses, EBITDA, cash flow from operations, net debt and days sales outstanding (or DSO) performance against AOP.  The reviews also include elements of Group-level information and costs, such as revenue, direct labor, bookings, opportunities, new business submits, win rates, voluntary turnover percentages, and certain limited Group overhead expenses, but exclude numerous other information such as direct subcontractor costs, employee benefits, facilities, business development, corporate administration and cash flow from operations.  The limited Group overhead and direct labor costs presented within Group information during the monthly reviews only covers approximately 40% of the total Company costs thus only providing the CODM with significantly limited insight into costs at a Group level as a result of the excluded information previously mentioned.  Further, Group profitability metrics are not provided to or used by Ms. Dugle in assessing performance within the meaning of ASC 280-10-50-1(b).  As stated previously, Ms. Dugle only reviews net operating results at the consolidated Company level, which in turn drives her strategic decision making process and allocation of Company resources.

If you have any questions regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me at (703) 984-6102.

Sincerely,

/s/ Wayne. M. Rehberger

Wayne M. Rehberger

Chief Financial Officer

cc:	Thomas O. Miiller, Esq., Engility Holdings, Inc.
Jonathan Brooks, Esq., Engility Holdings, Inc.
Richard B. Harkey, Engility Holdings, Inc. Michael Gsell, PricewaterhouseCoopers LLP David Eastwood, PricewaterhouseCoopers LLP
Ryan D. Thomas, Esq., Bass, Berry & Sims PLC
Jay H. Knight, Esq., Bass, Berry & Sims PLC